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NEWS RELEASE

Lundin Mining appoints Manfred Lindvall Vice President Environment, Health and Safety

Announces changes in management at Galmoy and Zinkgruvan

February 15, 2006 - Lundin Mining Corporation ("Lundin Mining" or the "Company") (TSX: LUN; O-list at Stockholmsbörsen: LUMI) is pleased to announce that Manfred Lindvall has been appointed Vice President Environment, Health and Safety and will join the management team of Lundin Mining effective immediately. At the same time, certain management changes have taken place at the company's mining operations at Galmoy, Ireland and Zinkgruvan in Sweden.

Mr. Lindvall has 30 years experience in the international mining industry. He holds a Master of Science in Mining and Metallurgy from Luleå University of Technology in Sweden. A Swedish citizen, Mr. Lindvall began his career with Swedish mining company LKAB in Malmberget in 1976, working with research and development and production planning. He then took on the position as head of the milling operations and above-earth facilities with Statsgruvor in Yxsjöberg, Sweden. In 1988, Manfred Lindvall joined Swedish mining company Boliden where he held several senior management positions. Mr. Lindvall, until recently, was Vice President Environment, Health, Safety and Quality at Boliden AB.

Mr. Stefan Månsson has been appointed Managing Director of the Galmoy operations in Ireland. Mr. Månsson previously held the same position at the Zinkgruvan operations and replaces Mr. Steve Gatley.

Mr. Steve Gatley has been appointed General Manager, Projects and will be closely involved in the development of Lundin Mining's recent investments in Union Resources and Sunridge.

Mr. Stefan Romedahl has been appointed Managing Director of the Zinkgruvan operations, having previously held the position as Mine Superintendent at Zinkgruvan.

Mr. Karl-Axel Waplan, CEO and President of Lundin Mining comments: "We are delighted to announce this further strengthening of Lundin Mining's management team. The appointment of Manfred Lindvall as Vice President Environment, Health and Safety shows our continued long-term commitment to these crucial areas of our operations. Mr. Lindvall brings with him a wealth of experience from 30 years in the mining industry and we are happy to have him join our growing company. With the experience gained from dealing with the recent changes at the Zinkgruvan operations, Stefan Månsson will bring very important knowledge to the ongoing improvement process at Galmoy while Mr. Gatley's extensive international experience will serve to add valuable knowledge to the team responsible for developing projects within the Company. Stefan Romedahl's wealth of experience in the international mining industry makes him the ideal person to oversee the continued improvements in our operations at Zinkgruvan."

For further information, please contact:

Robert Eriksson, Investor Relations - Europe: +46-8-545 074 70
Sophia Shane, Investor Relations - North America: +1-604-689-7842
or
Karl-Axel Waplan, CEO and President: +46-8-545 074 70

Lundin Mining is a Canadian mining and exploration company with a global focus in base metals. The main assets of the company are the Zinkgruvan zinc/lead/silver mine, located about 200 kilometres southwest of Stockholm, Sweden and the Galmoy zinc/lead mine in Ireland. The Zinkgruvan mine has been producing zinc, lead and silver on a continuous basis since 1857 and has consistently ranked in the lowest cost quartile among zinc mines in the world. Approximately 720,000 tonnes of ore per year are mined and treated at Galmoy, resulting in production of about 80,000 tonnes of zinc in concentrates, 20,000 tonnes of lead in concentrates and a significant amount of silver. Lundin Mining also owns the Storliden zinc/copper mine in the Skellefte District of northern Sweden. In addition to the three mines, Lundin Mining holds exploration permits covering substantial areas in Sweden as well as in Ireland. Lundin Mining also holds about 19.9% of the outstanding shares of Union Resources - which controls 38% of the world-class zinc/lead deposit, Mehdiabad, in central Iran.